UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the press release of Nordic American Offshore Ltd (the "Company") dated November 11, 2016, announcing the results of the Company's Annual General Meeting of Shareholders.
Attached as Exhibit 99.2 to this report on Form 6-K are the Company's new Bye-Laws, which were adopted on November 10, 2016 at the Company's Annual General Meeting of Shareholders.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-208592), which was declared effective by the Securities and Exchange Commission (the "SEC") on December 31, 2015, and the Company's Registration Statement on Form F-3 (333-208351), which was delcared effective by the SEC on December 18, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: November 14, 2016	By:	/s/ Herbjørn Hansson
Herbjørn Hansson

Exhibit 99.1

Nordic American Offshore LTD (NYSE:NAO) Annual General Meeting of Shareholders

Hamilton, Bermuda, November 11, 2016

Nordic American Offshore LTD (the "Company") (NYSE: NAO) conducted its Annual General Meeting of Shareholders (the "Meeting") on November 10, 2016 in Copenhagen, Denmark.  The following resolutions were approved and adopted at the Meeting:

1.	Election of Herbjørn Hansson and Marianne Lie as Class C members of the Board of Directors to serve until the 2019 Annual General Meeting of Shareholders;

2.	Approval of the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders; and

3.	Adoption of the Company's new Bye-Laws in compliance with the Bermuda Companies Act.

The above decisions were unanimously passed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Herbjørn Hansson, Chairman
Nordic American Offshore Ltd
Tel:  +1 866 805 9504 or + 47 901 46 291

Jan H. A. Moller
Head of Investor Relations & Finance Manager
Nordic American Offshore Ltd
Tel: +1 888 755 8391 or +47 90 11 53 75
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
 Tel: +1 212 574 1223
Web-site: http://www.nao.bm/

Exhibit 99.2
B Y E - L A W S

of

 NORDIC AMERICAN OFFSHORE LTD.
INTERPRETATION
1.	Interpretation
1.1	In these Bye-Laws, unless the context otherwise requires, or otherwise defined in specific Bye-laws:
"Alternate Director" means such person or persons as shall be appointed from time to time pursuant to Bye-law 25;
"Associate" means:
(a)	in respect of an individual, such individual's spouse, former spouse, sibling, aunt, uncle, nephew, niece or lineal ancestor or descendant, including any step-child and adopted child and their issue and step parents and adoptive parents and their issue or lineal ancestors;
(b)	in respect of an individual, such individual's partner and such partner's relatives (within the categories set out in (a) above);
(c)	in respect of an individual or body corporate, an employer or employee (including, in relation to a body corporate, any of its directors or officers);
(d)	in respect of a body corporate, any person who controls such body corporate, and any other body corporate if the same person has control of both or if a person has control of one and persons who are his Associates, or such person and persons who are his Associates, have control of the other, or if a group of two or more persons has control of each body corporate, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person of whom he is an Associate. For the purposes of this paragraph, a person has control of a body corporate if either (i) the directors of the body corporate or of any other body corporate which has control of it (or any of them) are accustomed to acting in accordance with his instructions or (ii) he is entitled to exercise, or control the exercise of, one-third or more of the votes attaching to all of the issued shares of the body corporate or of another body corporate which has control of it (provided that where two or more persons acting in concert satisfy either of the above conditions, they are each to be taken as having control of the body corporate);
"Bermuda" means the Islands of Bermuda;
"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;
"clear days" means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;
"Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;
"Company" means the company incorporated in The Republic of the Marshall Islands on 17 October 2013 and continued into Bermuda under the name of NORDIC AMERICAN OFFSHORE LTD., on 26 September 2016;

"Director" means such person or persons as shall be appointed to the Board from time to time pursuant to these Bye-Laws;
"Indemnified Person" means any Director, Officer, Resident Representative, member of a committee duly constituted under these Bye-Laws and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors and administrators;
"Listing Exchange" means any stock exchange or quotation system upon which any of the shares of the Company are listed from time to time;
"Officer" means a person appointed by the Board pursuant to these Bye-Laws, including persons succeeding to the position who were appointed under different documents, and shall not include an auditor of the Company;
"paid up" means paid up or credited as paid up;
"Register" means the Register of Shareholders of the Company and, except in Bye-Law 10, includes any branch register;
"Registered Office" means the registered office for the time being of the Company;
"Resident Representative" means (if any) the individual or the company appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;
"Resolution" means a resolution of the Shareholders passed in general meeting or, where required, of a separate class or separate classes of shareholders passed in a separate general meeting or in either case adopted by resolution in writing, in accordance with the provisions of these Bye-Laws;
"Seal" means the common seal of the Company and includes any authorised duplicate thereof;
"Secretary" includes a joint, temporary, assistant or deputy Secretary and the individual or the company appointed by the Board to perform any of the duties of the Secretary;
"share" means share in the capital of the Company and includes a fraction of a share;
"Shareholder" means a shareholder or member of the Company, provided that for the purposes of Bye-Law 45 it shall also include any holder of notes, debentures or bonds issued by the Company;
"Specified Place" means the place, if any, specified in the notice of any meeting of the shareholders, or adjourned meeting of the shareholders, at which the chairman of the meeting shall preside;
"Subsidiary" and "Holding Company" have the same meanings as in section 86 of the Companies Act 1981, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;
"these Bye-Laws" means these Bye-Laws in their present form;
"Warrants" means warrants to purchase Common Shares.
1.2	For the purposes of these Bye-Laws, a corporation which is a shareholder shall be deemed to be present in person at a general meeting if, in accordance with the Companies Acts, its authorised representative is present.
1.3	Words importing only the singular number include the plural number and vice versa.
1.4	Words importing only the masculine gender include the feminine and neuter genders respectively.

1.5	Words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate.
1.6	A reference to writing shall include typewriting, printing, lithography, photography and electronic record.
1.7	Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).
1.8	A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.
1.9	A reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.
1.10	A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.
1.11	In these Bye-Laws:

1.11.1	powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;
1.11.2	the word "Board" in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the ease may be, to whom the power in question has been delegated;
1.11.3	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and
1.11.4	except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

REGISTERED OFFICE
2.	Registered Office
The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARES AND SHARE RIGHTS
3.	Share Capital
3.1	Common Shares
The Common Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:
3.1.1	as regards dividend:
after making all necessary provisions, where relevant, for payment of any preferred dividend in respect of any preference shares in the Company then outstanding, the Company shall apply any profits or reserves which the Board resolves to distribute in paying such profits or reserves to the holder of the Common Shares in respect of their holding of such shares pari passu and pro rata to the number of Common Shares held by each of them;
3.1.2	as regards capital:
on a return of assets on liquidation, reduction of capital or otherwise, the holders of the Common Shares shall be entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of holders of any preferred shares in the Company then in issue having preferred rights on the return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them;
3.1.3	as regards voting in general meetings:
the holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company; every holder of Common Shares present in person or by proxy shall on a poll have one vote for each Common Share held by him.
3.2	Preferred Shares
The rights attaching to the Preferred Shares, subject to these Bye-Laws generally and to Bye-Law 3.4 in particular, shall be as follows:
3.2.1	each Preferred Share shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Board may determine on or before its allotment;
3.2.2	the Board may allot the Preferred Shares in more than one series and, if it does so, may name and designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series, which may differ in all or any respects from any other series of Preferred Shares;
3.2.3	the particular rights and restrictions attached to any Preferred Shares shall be recorded in a resolution of the Board. The Board may at any time before the allotment of any Preferred Share by further resolution in any way amend such rights and restrictions or vary or revoke its designation. A copy of any such resolution or amending resolution for the time being in force shall be annexed as an appendix to (but shall not form part of) these Bye-Laws; and
3.2.4	the Board shall not attach to any Preferred Share any rights or restrictions which would alter or abrogate any of the special rights attached to any other class of series of shares for the time being in issue without such sanction as is required for any alteration or abrogation of such rights, unless expressly authorised to do so by the rights attaching to or by the terms of issue of such shares.

3.3	Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares (including any Preferred Shares created pursuant to Bye-Law 3.2) which:
3.3.1	are liable to be redeemed on the happening of a specified event or events or on a given date or dates; and/or
3.3.2	are liable to be redeemed at the option of the Company and/or, if authorised by the Memorandum of Association of the Company, at the option of the holder.
3.4	The terms and manner of the redemption of any redeemable shares created pursuant to Bye-Law 3.3 shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either:
3.4.1	as the Shareholders may by Resolution determine; or
3.4.2	insofar as the Shareholders do not by any Resolution determine, as the Board may by resolution determine, in either case, before the allotment of such shares. A copy of any such Resolution or resolution of the Board for the time being in force shall be attached as an appendix to (but shall not form part of) these Bye-Laws.
3.5	The terms of any redeemable preference shares (including any redeemable preference shares created pursuant to Bye-Law 3.3) may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.
3.6	Subject to the foregoing and to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.
3.7	The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.
3.8	The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.
4.	Modification Of Rights
4.1	All or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of at least a simple majority of the issued shares of that class or with the sanction of a Resolution of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two (2) or more persons holding or representing by proxy one-third of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

4.2	For the purposes of this Bye-Law, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:
4.2.1	the creation or issue of further shares ranking pari passu with them;
4.2.2	the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them; or
4.2.3	the purchase or redemption by the Company of any of its own shares.
5.	Shares
5.1	Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.
5.2	Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.
5.3	The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.
5.4	Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.
5.5	Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.
6.	Certificates
6.1	The preparation, issue and delivery of certificates shall be governed by the Companies Act. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

6.2	If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.
6.3	All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine and issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that person had not ceased to hold such office. Shares may also be represented in uncertificated form and, specifically, the Company may issue shares to be represented in any manner permitted or required by the rules of the Listing Exchange on which the shares of the Company may be listed.
6.4	Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Acts, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations.
7.	Lien
7.1	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.
7.2	The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.
7.3	The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale, the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

7.4
7.4.1	Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any Shareholder or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Shareholder and whether in consequence of:
7.4.1.1	the death of such Shareholder;
7.4.1.2	the non-payment of any income tax or other tax by such Shareholder;
7.4.1.3	the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Shareholder or by or out of his estate; or
7.4.1.4	any other act or thing.
7.4.2	In every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):
7.4.2.1	the Company shall be fully indemnified by such Shareholder or his executor or administrator from all liability;
7.4.2.2	the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in any of the Company's registers as held either jointly or solely by such Shareholder for all monies paid or payable by the Company in respect of such shares or in respect of any dividends or other monies as aforesaid thereon or for or on account or in respect of such Shareholder under or in consequence of any such law together with interest at the rate of fifteen percent (15%) per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other monies payable as aforesaid any monies paid or payable by the Company as aforesaid together with interest as aforesaid;
7.4.2.3	the Company may recover as a debt due from such Shareholder or his executor or administrator wherever constituted any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other monies as aforesaid then due or payable by the Company; and
7.4.2.4	the Company may, if any such money is paid or payable by it under any such law as aforesaid, refuse to register a transfer of any shares by any such Shareholder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid, or in case the same exceeds the amount of any such dividends or other monies as aforesaid then due or payable by the Company, until such excess is paid to the Company.
7.5	Subject to the rights conferred upon the holders of any class of shares, nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Shareholder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

8.	Calls On Shares
8.1	The Board may from time to time make calls upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as treasury shares) in respect of any monies unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.
8.2	A call may be made payable by installments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.
8.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.
8.4	If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.
8.5	Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.
8.6	The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.
9.	Forfeiture Of Shares
9.1	If a Shareholder fails to pay any call or installment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or installment remains unpaid serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.
9.2	The notice shall name a further day (not being less than fourteen (14) days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or installment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.
9.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or installments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

9.4	When any share has been forfeited, notice of the forfeiture shall be served upon the person who was, before forfeiture, the holder of the share but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.
9.5	A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.
9.6	A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.
9.7	An affidavit in writing that the deponent is a Director of the Company or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.
REGISTER OF SHAREHOLDERS
10.	Register Of Shareholders
10.1	The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct, in the manner prescribed by the Companies Acts. Subject to the provisions of the Companies Acts, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Acts.
10.2	The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Acts. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 5.5.
REGISTER OF DIRECTORS AND OFFICERS
11.	Register Of Directors And Officers
The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 9:00 a.m. and 5:00 p.m. in Bermuda on every working day.

TRANSFER OF SHARES
12.	Transfer Of Shares
12.1	Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, to the provisions of any agreement between the Shareholders which restricts or governs the ability to transfer shares in the Company, and to the provisions of any applicable United States securities laws, including, without limitation, the United States Securities Act of 1933, as amended, and the rules promulgated thereunder, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.
12.2	The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:
12.2.1	the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,
12.2.2	the instrument of transfer is in respect of only one class of share,
12.2.3	the instrument of transfer is in favour of less than five (5) persons jointly; and
12.2.4	it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.
12.3	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.
12.4	If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.
12.5	No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share, (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

TRANSMISSION OF SHARES
13.	Transmission Of Shares
13.1	In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.
13.2	Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.
13.3	A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty (60) days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.
13.4	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.
SHARE CAPITAL
14.	Increase Of Capital
14.1	The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.
14.2	The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.
14.3	The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.
15.	Alteration Of Capital
15.1	The Board may exercise all of the powers of the Company to:
15.1.1	divide the Company's shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

15.1.2	consolidate and divide all or any of the Company's share capital into shares of larger par value than its existing shares;
15.1.3	sub-divide the Company's shares or any of them into shares of smaller par value than is fixed by its Memorandum of Association, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and
15.1.4	make provision for the issue and allotment of shares which do not carry any voting rights.
15.2	The Company may from time to time by Resolution:
15.2.1	cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and
15.2.2	change the currency denomination of its share capital.
15.3	Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.
15.4	Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.
16.	Reduction Of Capital
16.1	Subject to the Companies Acts, its Memorandum of Association and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium account in any manner.
16.2	In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including, in the case of a reduction of part only of a class of shares, those shares to be affected.
GENERAL MEETINGS AND RESOLUTIONS IN WRITING
17.	General Meetings And Resolutions in Writing
17.1	The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by shareholders pursuant to the provisions of the Companies Acts, convene general meetings other than Annual General Meetings, which shall be called Special General Meetings, at such time and place as the Board may appoint.
17.2	Except in the case of the removal of auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing, signed by the Shareholders (or the holders of such class of shares) who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of the Shareholders. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.

17.3	For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution in writing is signed by, or on behalf of, the Shareholder who establishes the majority of votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this Bye-Law, a reference to such date.
17.4	A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.
18.	Notice Of General Meetings
18.1	An Annual General Meeting shall be called by not less than 5 clear days notice in writing and a Special General Meeting shall be called by not less than 5 clear days notice in writing. The notice shall specify the place, day and time of the meeting, (including any satellite meeting place arranged for the purposes of Bye-Law 19) and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.
18.2	Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:
18.2.1	in the case of a meeting called as an Annual General Meeting, by all the shareholders entitled to attend and vote thereat;
18.2.2	in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than seventy five percent (75%) in nominal value of the shares giving that right.
18.3	The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.
18.4	A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.
18.5	The Board may cancel or postpone a meeting of the Shareholders after it has been convened and notice of such cancellation or postponement shall be served in accordance with these Bye-Laws upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with this Bye-Law.

19.	General Meetings At More Than One Place
19.1	The provisions of this Bye-Law shall apply if any general meeting is convened at or adjourned to more than one place.
19.2	The notice of any meeting or adjourned meeting may specify the Specified Place and the Board shall make arrangements for simultaneous attendance and participation in a satellite meeting at other places (whether adjoining the Specified Place or in a different and separate place or places altogether or otherwise) by Shareholders. The Shareholders present at any such satellite meeting place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Shareholders attending at all the meeting places are able to:
19.2.1	communicate simultaneously and instantaneously with the persons present at the other meeting place or places, whether by use of microphones, loud-speakers, audio-visual or other communications equipment or facilities; and
19.2.2	have access to all documents which are required by the Companies Acts and these Bye-Laws to be made available at the meeting.
19.3	The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the Specified Place. If it appears to the chairman of the general meeting that the facilities at the Specified Place or any satellite meeting place are or become inadequate for the purposes referred to above, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid.
19.4	The Board may from time to time make such arrangements for the purpose of controlling the level of attendance at any such satellite meeting (whether involving the issue of tickets or the imposition of some means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a Shareholder who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places and the entitlement of any Shareholder so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.
19.5	If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given in the manner required by Bye-Law 18.
20.	Proceedings At General Meetings
20.1	At all general meetings of the Company, except as otherwise expressly provided by law, the presence either in person or by proxy of shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such meetings shall constitute a quorum, except as otherwise provided by statute or these Bye-laws. If less than a quorum is present, the holders of a majority of the total number of votes represented by those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.
20.2	If within five (5) minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders present in person or by proxy (whatever the number of shares held by them) shall be a quorum provided that, if the Company shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than five (5) clear days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two Shareholders present in person or by proxy (whatever the number of shares held by them) shall be a quorum. If, at the adjourned meeting, a quorum is not present within fifteen (15) minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

20.3	A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. If it appears to the chairman of a general meeting that the Specified Place is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the Specified Place or elsewhere, to ensure that each such person who is unable to be accommodated at the Specified Place is able to communicate simultaneously and instantaneously with the persons present at the Specified Place, whether by the use of microphones, loud-speakers, audio-visual or other communications equipment or facilities.
20.4	Each Director shall be entitled to attend and speak at any general meeting of the Company.
20.5	Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:
20.5.1	it is proposed by or at the direction of the Board;
20.5.2	it is proposed at the direction of the Court;
20.5.3	it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or
20.5.4	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.
20.6	No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.
20.7	If the chairman of the meeting rules a resolution or an amendment to a resolution inadmissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.
20.8	The Resident Representative, if any, upon giving the notice referred to in Bye-Law 18.1 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company.
20.9	The Board may choose one of their number to preside as chairman at every general meeting. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act or if only one Director is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

20.10	The chairman of the meeting may, with the consent by resolution of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
21.	Voting
21.1	Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.
21.2	Subject to Bye-Law 38.1 and to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person shall be entitled to vote on any question to be decided on a show of hands and each Shareholder present in person or by proxy shall be entitled on a poll to vote for each share held by him.
21.3	At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands or by a count of votes received in the form of electronic records, unless (before or on the declaration of the result of the show of hands or count of votes received as electronic records or on the withdrawal of any other demand for a poll) a poll is demanded by:
21.3.1	the chairman of the meeting;
21.3.2	at least three (3) Shareholders present in person or represented by proxy;
21.3.3	any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth (1/10) of the total voting rights of all the Shareholders having the right to vote at such meeting; or
21.3.4	a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth (1/10) of the total sum paid up on all such shares conferring such right.
The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands or count of votes received as electronic records declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other Shareholder entitled may demand a poll.
21.4	Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands or count of votes received as electronic records, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded for or against such resolution.

21.5	If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.
21.6	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three (3) months after the date of the demand) and place as the chairman shall direct and he may appoint scrutineers (who need not be Shareholders) and fix a time and place for declaring the result of the poll. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.
21.7	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.
21.8	On a poll, votes may be cast either personally or by proxy.
21.9	In the case of an equality of votes at a general meeting, whether on a show of hands or count of votes received as electronic records or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.
21.10	In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.
21.11	A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.
21.12	No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.
21.13	If:
21.13.1	any objection shall be raised to the qualification of any voter;
21.13.2	any votes have been counted which ought not to have been counted or which might have been rejected; or
21.13.3	any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.
22.	Proxies And Corporate Representatives
22.1	A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some of his shares at any general meeting (including an adjourned meeting). A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or executed by an officer, attorney or other person authorised to sign the same.

22.2	A Shareholder which is a corporation may, by written authorisation, appoint any person (or two (2) or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.
22.3	Any Shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.
22.4	Subject to Bye-Law 22.3, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith) not less than 24 hours or such other period as the Board may determine, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.
22.5	Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a resolution in writing or amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.
22.6	A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.
22.7	Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign resolutions in writing.

BOARD OF DIRECTORS
23.	Appointment And Removal Of Directors
23.1	The Directors need not be residents of Bermuda nor shareholders of the Company.
23.2	The number of Directors constituting the entire Board shall be not less than one, as fixed from time to time by the vote of not less than two-thirds of the entire Board; provided, however, that the number of directors shall not be reduced so as to shorten the term of any Director at the time in office. The phrase "two-thirds of the entire Board" as used in these Bye-laws shall be deemed to refer to two-thirds of the number of Directors constituting the Board as provided in or pursuant to this Bye-law 23, without regard to any vacancies then existing
23.3	At any time that the Board is comprised of at least three members, the Board shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the entire Board permits, with the term of office of one or another of the three classes expiring each year. As soon as practicable after the Board is comprised of three or more members, the Board shall be divided into three classes, with the term of office of the first class to expire at the first annual general meeting of the Company held after the Board is comprised of three or more members, the term of office of the second class to expire at the second annual general meeting of the Company held after the Board is comprised of three or more members and the term of office of the third class to expire at the third annual general meeting of the Company held after the Board is comprised of three or more members. Commencing with the first annual general meeting, the directors elected at an annual general meeting to succeed those whose terms then expire shall be identified as being Directors of the same class, if any, as the Directors whom they succeed, and each of them shall hold office until the next annual general meeting (assuming the Board is not classified) or the third succeeding annual general meeting if the Board is then classified, and until such Director's successor is elected and has qualified. Any vacancies in the Board for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the members of the Board then in office, even if less than a quorum, and any Directors so chosen shall hold office until the next election of the class for which such Directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of Directors shall shorten the term of any incumbent Director.
23.4	Notwithstanding any other provisions of these Bye-laws (and notwithstanding the fact that some lesser percentage may be specified by law or these Bye-laws), any Director or the entire Board may be removed at any time, but only for cause and only by the affirmative vote of two-thirds of the votes cast at an annual general meeting by the holders of shares entitled to vote thereon (considered for this purpose as one class).
23.5	Directors shall be elected by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.
23.6	Notwithstanding any other provisions of these Bye-laws (and notwithstanding the fact that some lesser percentage may be specified by law or these Bye-laws), the affirmative vote of two-thirds or more of the holders of issued and outstanding common shares of the Company entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal Bye-laws 23.3 – 23.6.

23.7	Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations of persons for election to the Board may be made at any annual general meeting of the Company:
23.7.1	by or at the direction of the Board (or any duly authorised committee thereof); or
23.7.2	by any shareholders of the Company:
23.7.2.1	who is a shareholder of record on the date of the giving of the notice provided for in this Bye-law 23.7 and on the record date for the determination of shareholders entitled to vote at such meeting; and
23.7.2.2	who complies with the notice procedures set out in Bye-law 23.8.
23.8	In addition to any other applicable requirements set out in these Bye-laws, for a nomination of a Director to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the registered office of the Company not less than one-hundred twenty (120) days nor more than one-hundred eighty (180) days prior to the one-year anniversary date of the immediately preceding annual general meeting of the Company. To be in proper written form, a shareholder's notice to the Secretary must set out:
23.8.1	as to each person whom the shareholder proposes to nominate for election as a Director:
23.8.1.1	the name, age, business address and residence address of the person;
23.8.1.2	the principal occupation or employment of the person;
23.8.1.3	the number of shares of the Company which are owned beneficially or of record by the person; and
23.8.1.4	any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of Directors by rules and regulations applicable to the Company; and
23.8.2	as to the shareholder giving the notice:
23.8.2.1	the name and record address of such shareholder;
23.8.2.2	the number of shares of the Company which are owned beneficially and of record by such shareholder;
23.8.2.3	a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder;
23.8.2.4	a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice; and
23.8.2.5	any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors by rules and regulations applicable to the Company.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected.
23.9	No person shall be eligible for election as a Director unless nominated in accordance with the procedures set out in this Bye-law 23. If the Chairman of the meeting determines that a nomination was not made in accordance with the procedures set out in this Bye-law 23, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.
23.10	Notwithstanding any other provisions of these Bye-laws (and notwithstanding the fact that some lesser percentage may be specified by law or these Bye-laws), the vote of not less than two-thirds of the entire Board shall be required to amend, alter, change or repeal Bye-law 23.7 – 23.9.
23.11	No proposal by a shareholder to remove a Director shall be voted upon at an annual general meeting of the Company unless such shareholder has given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the registered office of the Company not less than one-hundred twenty (120) days nor more than one-hundred eighty (180) days prior to the one-year anniversary date of the immediately preceding annual general meeting of the Company. To be in proper written form, a shareholder's notice must set out:
23.11.1	a statement of the grounds, if any, on which such Director is proposed to be removed;
23.11.2	evidence reasonably satisfactory to the Secretary of such shareholder's status as such and of the number of shares of the Company beneficially owned by such shareholder; and
23.11.3	a list of the names and addresses of other shareholders of the Company, if any, with whom such shareholder is acting in concert, and the number of shares of the Company beneficially owned by each such shareholder.
23.12	No shareholder proposal to remove a Director shall be voted upon at an annual general meeting of the Company unless proposed in accordance with the procedures set out in this Bye-law 23. If the Chairman of the meeting determines, based on the facts, that a shareholder proposal to remove a Director was not made in accordance with the procedures set out in this Bye-law 23, the Chairman shall declare to the meeting that a proposal to remove a Director of the Company was not made in accordance with the procedures prescribed by these Bye-laws, and such defective proposal shall be disregarded.
24.	Resignation And Disqualification Of Directors
24.1	The office of a Director shall be vacated upon the happening of any of the following events:
24.1.1	if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;
24.1.2	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;
24.1.3	if he becomes bankrupt under the laws of any country or compounds with his creditors;

24.1.4	if he is prohibited by law from being a Director;
24.1.5	if he ceases to be a Director by virtue of the Companies Acts or these Bye-Laws or is removed from office pursuant to these Bye-Laws.
24.2	The provisions of section 93 of the Companies Act 1981 of Bermuda shall not apply to the Company.
25.	Alternate Directors
25.1	Any Director (other than an Alternate Director) may appoint any person approved by resolution of the Board and willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him. Any appointment or removal of an Alternate Director by a Director shall be effected by delivery of a written notice of appointment or removal to the Secretary at the Registered Office, signed by such Director, and such notice shall be effective immediately upon receipt or on any later date specified in that notice. Any Alternate Director may also be removed by resolution of the Board. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.
25.2	An Alternate Director shall cease to be an Alternate Director:
25.2.1	if his appointor ceases to be a Director; but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an Alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment;
25.2.2	on the happening of any event which, if he were a Director, would cause him to vacate his office as Director;
25.2.3	if he is removed from office pursuant to Bye-Law 25.1; or
25.2.4	if he resigns his office by notice to the Company.
25.3	An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.
25.4	Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.
26.	Directors' Interests
26.1	A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

26.2	A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.
26.3	Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.
26.4	So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.
26.5	Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.
26.6	For the purposes of these Bye-Laws, without limiting the generality of the foregoing, a Director is deemed to have an interest in a transaction or arrangement with the Company if he is the holder of or beneficially interested in twenty (20) per cent or more of any class of the equity share capital of any body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate with which the Company is proposing to enter into a transaction or arrangement, provided that there shall be disregarded any shares held by such Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of this Bye-Law, an interest of a person who is connected with a Director shall be treated as an interest of the Director.
27.	Powers And Duties Of The Board
27.1	Subject to the provisions of the Companies Acts, these Bye-Laws and to any directions given by the Company by Resolution, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.
27.2	The Board may exercise all the powers of the Company except those powers that are required by the Companies Acts or these Bye-Laws to be exercised by the Shareholders.
27.3	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

28.	Fees, Gratuities And Pensions
28.1	The ordinary remuneration of the Directors office for their services (excluding amounts payable under any other provision of these Bye-Laws) shall be determined by Board and each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Each Director may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.
28.2	In addition to its powers under Bye-Law 28.1 the Board may (by establishment of or maintenance of schemes or otherwise) provide additional benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.
28.3	No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to this Bye-Law and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.
29.	Delegation Of The Board's Powers
29.1	The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.
29.2	The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 29.3, other person any of the powers, authorities and discretions exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions, and may from time to time revoke or vary all or any of such powers, authorities and discretions but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.
29.3	The Board may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members an executive committee to consist of one or more of the Directors of the Company, which, to the extent provided in such resolution or resolutions, or in these Bye-laws, shall have and may exercise, to the extent permitted by law, the powers of the Board in the management of the business and affairs of the Company, and may have power to authorise the seal of the Company to be affixed to all papers which may require it, provided, however, that no committee shall have power or authority to:

29.3.1	fill a vacancy in the Board or in a committee thereof;
29.3.2	amend or repeal any Bye-law or adopt any new Bye-law;
29.3.3	amend or repeal any resolution of the entire Board;
29.3.4	increase the number of Directors on the Board; or
29.3.5	remove any Director.
In addition, the Board may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members other committees to consist of one or more of the Directors of the Company, each of which shall perform such function and have such authority and powers as shall be delegated to it by such resolutions or as provided for in these Bye-laws, except that only the executive committee may have and exercise the powers of the Board.  Members of the executive committee and any other committee shall hold office for such period as may be prescribed by the vote of a majority of the entire Board. Vacancies in membership of such committees shall be filled by vote of the Board. Committees may adopt their own rules of procedure and may meet at stated times or on such notice as they may determine.   Each committee shall keep a record of its proceedings and report the same to the Board when requested.
30.	Proceedings of The Board
30.1	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.
30.2	Regular meetings of the Board may be held at such time and place as may be determined by resolution of the Board and no notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting. Notice of a special meeting of the Board shall be given to each Director at least forty-eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting in any manner permitted by these Bye-laws. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.
30.3	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be equal to a majority of the Directors at such time in office, present in person or by proxy or by conference telephone. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 30.13, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.
30.4	The vote of the majority of the Directors, present in person, by proxy, or by conference telephone, at a meeting at which a quorum is present shall be the act of the Directors unless otherwise specified by law or these Bye-laws
30.5	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

30.6	The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.
30.7	So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.
30.8	The Board may choose one of their number to preside as chairman at every meeting of the Board. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.
30.9	The meetings and proceedings of any committee consisting of two (2) or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.
30.10	A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by an Alternate Director, as provided for in these Bye-Laws or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.
30.11	A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.
30.12	All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.
30.13	The Company may by resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.
30.14	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two (2) or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the provisions of Bye-Law 30.5) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.
30.15	If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the interests of the chairman have not been fairly disclosed.

30.16	The Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Company.
OFFICERS
31.	Officers
31.1	The Board shall appoint a Secretary and such other officers with such duties as it may deem necessary. Officers may be of any nationality, need not be residents of Bermuda and may be, but are not required to be, Directors. Officers of the Company shall be natural persons, except that the secretary may be a corporate entity. Any two or more offices may be held by the same natural person.
31.2	The Officers of the Company, who may or may not be Directors, may be appointed by the Board at any time, subject to Bye-Law 30.14. Any person appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.
31.3	The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership or any such scheme or fund.
31.4	The designations, power, authority, obligations and salaries of officers and any other compensation paid to them shall be fixed from time to time by the Board or any duly authorised committee thereof. The Board may at any meeting appoint additional officers. Each officer shall hold office until his successor shall have been duly appointment and qualified, except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise. Any officer may be removed by the Board at any time with or without cause, subject to the terms of any employment agreement between the Company and such officer. Any vacancy in an office may be filled by the Board at any regular or special meeting.
31.5	Save as otherwise provided, the provisions of these Bye-Laws as to resignation and disqualification of Directors shall mutatis mutandis apply to the resignation and disqualification of Officers.
MINUTES
32.	Minutes
32.1	The Board shall cause minutes to be made and books kept for the purpose of recording:
32.1.1	all appointments of Officers made by the Board;

32.1.2	the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and
32.1.3	all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders.
32.2	Shareholders shall only be entitled to see the Register of Directors and Officers, the Register, the financial information provided for in Bye-Law 39.3 and the minutes of meetings of the Shareholders of the Company.
SECRETARY AND RESIDENT REPRESENTATIVE
33.	Secretary And Resident Representative
33.1	The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board and these Bye-laws.
33.2	The Secretary shall act as Secretary of all meetings of the Company and the Board at which he is present, shall have supervision over the giving and serving of notices of the Company, shall be the custodian of the company books and records and of the corporate seal of the Company, shall be empowered to affix the corporate seal to those documents, the execution of which, on behalf of the Company under its seal, is duly authorised and when so affixed may attest the same, and shall exercise the powers and perform such other duties as may be assigned to him by the Board or the President. If the Secretary is a company, the duties of the Secretary may be carried out by any authorised representative of such company.
33.3	A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.
THE SEAL
34.	The Seal
34.1	The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.
34.2	Any document required to be under seal or executed as a deed on behalf of the Company may be
34.2.1	executed under the Seal in accordance with these Bye-Laws; or
34.2.2	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.
34.3	The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:
34.3.1	a Director;

34.3.2	the Secretary; or
34.3.3	any one person authorised by the Board for that purpose.
DIVIDENDS AND OTHER PAYMENTS
35.	Dividends And Other Payments
35.1	The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 37, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.
35.2	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:
35.2.1	all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share; and
35.2.2	dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.
35.3	The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.
35.4	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.
35.5	Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post or by courier addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two (2) or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.
35.6	Any dividend or distribution out of contributed surplus unclaimed for a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.
35.7	The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

36.	Reserves
The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.
CAPITALISATION OF PROFITS
37.	Capitalisation Of Profits
37.1	The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted, distributed and credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders' credit as fully-paid.
37.2	Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.
RECORD DATES
38.	Record Dates
38.1	Notwithstanding any other provisions of these Bye-Laws, the Company may fix by Resolution, or the Board may fix, any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of any general meeting. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is dispatched.

ACCOUNTING RECORDS
39.	Accounting Records
39.1	The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Acts.
39.2	The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.
39.3	A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.
AUDIT
40.	Audit
Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.
SERVICE OF NOTICES AND OTHER DOCUMENTS
41.	Service Of Notices And Other Documents
41.1	Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 39.3) may be sent to, served on or delivered to any Shareholder by the Company:
41.1.1	personally;
41.1.2	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;
41.1.3	by sending it by courier to or leaving it at the Shareholder's address appearing in the Register;
41.1.4	where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner;
41.1.5	by any means of communication required or permitted by the Listing Agent; or
41.1.6	by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in paragraphs 41.1.1, 41.1.2, 41.1.3 or 41.1.4 of this Bye-Law, in accordance with the Companies Acts.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.
41.2	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:
41.2.1	if sent by personal delivery, at the time of delivery;
41.2.2	if sent by post, forty-eight (48) hours after it was put in the post;
41.2.3	if sent by courier, twenty-four (24) hours after sending;
41.2.4	if sent by facsimile, email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, immediately after sending; or
41.2.5	if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.
Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.
41.3	If any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five (5) clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.
41.4	Save as otherwise provided, the provisions of these Bye-Laws as to service of notices and other documents on Shareholders shall mutatis mutandis apply to service or delivery of notices and other documents to the Company or any Director, Alternate Director or Resident Representative pursuant to these Bye-Laws.

DESTRUCTION OF DOCUMENTS
42.	Destruction Of Documents
The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiration of six (6) years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:
42.1	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;
42.2	nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye-Law; and
42.3	references herein to the destruction of any document include references to the disposal thereof in any manner.
UNTRACED SHAREHOLDERS
43.	Untraced Shareholders
43.1	The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:
43.1.1	during a period of six (6) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;
43.1.2	on or after expiry of that period of six (6) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares;
43.1.3	during that period of six (6) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and
43.1.4	if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company's intention to make such sale.
43.2	If during any six (6) year period referred to in paragraph 43.1 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law.
43.3	To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

43.4	The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.
WINDING UP
44.	Winding Up
If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.
INDEMNITY AND INSURANCE
45.	Indemnity And Insurance
45.1	Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.
45.2	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.
45.3	Every Indemnified Person shall be indemnified out of the assets of the Company against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties, in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.
45.4	To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

45.5	Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.
45.6	Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to these Bye-Laws shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if any allegation of fraud or dishonesty is proved against the Indemnified Person PROVIDED THAT no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:
45.6.1	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed;
45.6.2	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or
45.6.3	by a majority vote of the Shareholders.
45.7	Without prejudice to the provisions of this Bye-Law, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.
AMALGAMATION OR MERGER
46.	Amalgamation Or Merger
Any Resolution proposed for consideration by the Shareholders to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall, subject to Bye-law 49, require the approval of:
46.1	the Board, by resolution adopted by a majority of Directors then in office; and
46.2	the Shareholders, by Resolution passed by a majority of votes cast at such meeting and the quorum for such meeting shall be that required in Bye-Law 20.1; provided that a short form amalgamation or merger may be carried out in the manner prescribed by the Act.

CONTINUATION
47.	Continuation
Subject to the Companies Acts, the Company may with the approval of:
47.1	the Board, by resolution adopted by a majority of Directors then in office, and
47.2	the Shareholders by Resolution passed by a majority of votes attached to such of the Company's issued and outstanding Common Shares as are represented in person or by proxy approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.
ALTERATION OF BYE-LAWS
48.	Alteration Of Bye-laws
These Bye-laws may be amended from time to time in the manner provided for in the Companies Acts and as further provided under Bye-laws 23 and 49.
BUSINESS COMBINATIONS
49.	Business Combinations
49.1	The following definitions shall apply with respect to the provisions of this Bye-Law 49:
49.1.1	"Affiliate" or a person "affiliated" with a specified person means a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.
49.1.2	"Associate" used to indicate a relationship with any person, means:
49.1.2.1	any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 15 percent or more of any class of voting shares;
49.1.2.2	any trust or other estate in which such person has at least a 15% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and
49.1.2.3	any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
49.1.3	"Business Combination", when used in reference to the Company and any Interested Shareholder of the Company, means:
49.1.3.1	any merger, consolidation or amalgamation of the Company or any director or indirect majority-owned subsidiary of the Company with:
49.1.3.1.1	the Interested Shareholder or any of its Affiliates;
49.1.3.1.2	any other company, partnership, unincorporated association or other entity if the merger, consolidation or amalgamation is caused by the Interested Shareholder; or

49.1.3.2	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise of assets of the Company or of any director or indirect majority-owned subsidiary of the Company, which assets have an aggregate market value equal to 10 percent or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares;
49.1.3.3	any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares, or any share of such subsidiary, to the Interested Shareholder, except:
49.1.3.3.1	pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such;
49.1.3.3.2	pursuant to a merger or amalgamation with a direct or indirect wholly-owned subsidiary of the Company solely for purposes of forming a holding company;
49.1.3.3.3	pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such;
49.1.3.3.4	pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or
49.1.3.3.5	any issuance or transfer of shares by the Company;
provided however, that in no case under Bye-laws 49.1.3.3.3 to 49.1.3.3.5 shall there be an increase in the Interested Shareholder's proportionate share of the any class or series of shares.
49.1.3.4	any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or
49.1.3.5	any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in Bye-laws 49.1.3.1 – 49.1.3.4) provided by or through the Company or any direct or indirect majority-owned subsidiary.

49.1.4	"Control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting share, by contract, or otherwise. A person who is the owner of 15% or more of the outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
49.1.5	"Interested Shareholder" means any person (other than the Company or any direct or indirect majority-owned subsidiary of the Company) that:
49.1.5.1	is the owner of 15 percent or more of the issued and outstanding voting shares of the Company; or
49.1.5.2	is an Affiliate or Associate of the Company and was the owner of 15 per cent or more of the issued and outstanding voting shares of the Company at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder, and the Affiliates and Associates of such person; provided, however, that the term "Interested Shareholder" shall not include any person whose ownership of shares in excess of the 15% limitation set out herein is the result of action taken solely by the Company, but provided that such person shall be an Interested Shareholder if thereafter such person acquires additional voting shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the voting of shares of the Company deemed to be issued and outstanding shall include voting shares deemed to be owned by the person through application of Bye-law 49.1.7 below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
49.1.6	"person" means any individual, company, partnership, unincorporated association or other entity.
49.1.7	"Owner", including the terms "own" and "owned", when used with respect to and shares, means a person that individually or with or through any of its Affiliates or Associates:
49.1.7.1	beneficially owns such shares, directly or indirectly;
49.1.7.2	has the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person's Affiliates or Associates until such tendered shares are acceptable for purchase or exchange; or

49.1.7.3	has the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
49.1.7.4	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in Bye-law 49.1.7.3) or disposing of such shares with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.
49.1.8	"Voting Shares" means, with respect to any company, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a company, any equity interest entitled to vote generally in the election of the governing body of such entity.
49.2	Notwithstanding any other provisions of these Bye-laws (and notwithstanding the fact that some lesser percentage may be specified by law or these Bye-laws), the affirmative vote of two-thirds or more of the total number of votes cast by the holders of issued and outstanding common shares of the Company entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Bye-law 49.
49.3	The Company may not engage in any Business Combination with any Interested Shareholder for a period of three years following the time of the transaction in which the person became an Interested Shareholder, unless:
49.3.1	prior to such time, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;
49.3.2	upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting shares of the Company issued and outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:
49.3.2.1	by persons who are Directors and also Officers; and
49.3.2.2	employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered or exchange office; or
49.3.3	at or subsequent to such time, the Business Combination is approved by the Board and authorised at an annual or special general meeting of the Company (and not by written resolution) by the affirmative vote of the holders of at least two-thirds of the issued and outstanding voting shares that are not owned by the Interested Shareholder; or
49.3.4	the shareholder became an Interested Shareholder prior to the date hereof.
49.3.5	The restrictions contained in this clause 49.3 shall not apply if:
49.3.5.1	a shareholder becomes an Interested Shareholder inadvertently and:

49.3.5.1.1	as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and
49.3.5.1.2	would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or
49.3.5.2	the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder, of a proposed transaction which:
49.3.5.2.1	constitutes one of the transactions described in Bye-law 49.3.3;
49.3.5.2.2	is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and
49.3.5.2.3	is approved or not opposed by a majority of the members of the Board then in office (but less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election to succeed such Directors by a majority of such Directors.
49.3.6	The proposed transactions referred to in Bye-law 49.3.2.2.1 are limited to:
49.3.6.1	a merger, amalgamation or consolidation of the Company (except for a merger or amalgamation in respect of which, pursuant to the Companies Acts, no vote of the shareholders of the Company is required);
49.3.6.2	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all of the issued and outstanding shares of the Company; or
49.3.6.3	a proposed tender or exchange offer for 50% or more of the issued and outstanding voting shares of the Company.
49.3.7	The Company shall give not less than 20 days' notice to all Interested Shareholders prior to the consummation of any of the transactions described in Bye-laws 49.3.2.2.1 or 49.3.2.2.2.